Exhibit 4.10

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST. COPIES OF THIS EXHIBIT CONTAINING THE OMITTED INFORMATION HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE OMITTED PORTIONS OF THIS DOCUMENT ARE MARKED WITH A [***].

Investigator-Initiated Clinical Trial Agreement

This Clinical Trial Agreement (“Agreement”) is made and entered into effective as of the full execution hereof (“Effective Date”), by and between The Regents of the University of California, a California constitutional corporation, on behalf of its San Diego campus, located at 9500 Gilman Drive, La Jolla, CA 92093, California (“Institution”), and Galmed Research and Development Ltd., a private company having its principal place of business at 8, Shaul Hamelech Blvd., Tel Aviv, 6473307, Israel (“Company”), (each may be individually referred to as a “Party” and collectively, as “the Parties”).

Whereas, Dr. Rohit Loomba, M.D., an employee of Institution (“Principal Investigator”), desires to conduct a clinical study (“Study”) under a protocol entitled “Aramchol Versus Placebo for the Treatment of HIV-associated NAFLD” UCSD#20150180 (“Protocol”), a copy of which is attached hereto as Exhibit A;

Whereas, Principal Investigator has authored the Protocol and Institution and Principal Investigator have the expertise and facilities to conduct the Study;

Whereas, Company is providing financial support in accordance with the budget attached hereto as Exhibit C for use in the Study;

Whereas, the Study is intended to advance scientific and medical knowledge and Institution considers the Study to be research done in the public interest;

Now, therefore, in consideration of the mutual promises set forth in this Agreement, the Parties hereby agree as follows:

1.	Scope of Work.

1.1	Principal Investigator. The Institution shall conduct the Study under the direction of the Principal Investigator. Principal Investigator may appoint such other appropriate and qualified institution employees to provide services on behalf of Institution to conduct such Study (“Study Staff”). If Principal Investigator becomes unable or unwilling to continue to conduct the Study, and a mutually acceptable substitute Principal Investigator (“Substitute Investigator”) is not identified by the parties, then either Party shall have the option to terminate the Study upon thirty (30) days prior written notice and pursuant to Section 8.4 below. Upon the approval of such Substitute Investigator by the Parties as aforesaid, although not a party, the Substitute Investigator shall execute this Agreement as having read and understood Principal Investigator obligations under the agreement, and shall be considered as the “Principal Investigator” for any purpose under this Agreement.

1.2	Institution as Study Sponsor. If applicable, Institution and Principal Investigator shall act as “Sponsor” of the Study, as such term is defined by the U.S. Food and Drug Administration (“FDA”) Federal Code of Regulations.

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1.3	Study Staff. Institution, through Principal Investigator, shall supervise Study Staff in their performance of the Study and ensure that all Study Staff are qualified to perform the duties assigned to such person. Institution shall take reasonable steps to inform Study Staff of their obligations under this Agreement.

1.4	Conduct of the Study. Institution shall, and shall cause the Principal Investigator and Study Staff (collectively, “Study Team”) to, conduct the Study in accordance with this Agreement, the Protocol, and all applicable federal and state laws and regulations (“Applicable Law”); provided, however, that Institution may deviate from the Protocol and such instructions to the extent that the safety of Study subjects so requires. For clinical Studies, such conduct includes compliance with International Conference on Harmonization Good Clinical Practice (ICH GCP), but only to the extent that the ICH GCP guidelines comport with FDA regulations, the Helsinki Declaration, rules and regulations for protecting the rights, safety and welfare of human subjects and for the control of new drugs under investigation, including relevant data protection laws, the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, as well as all applicable laws and regulations pertaining to the protection of the personal data of subjects (“Rules and Regulations”).

1.5	Manner of Conduct. Institution represents that it and the Principal Investigator have the requisite skills, knowledge, experience and human resources to undertake and conduct the Study in accordance with the provisions of this Agreement. Principal Investigator and Institution represent and warrant, that they, and the Study Staff have all training, information, licenses, approvals or certifications necessary for safely, adequately and lawfully performing the Study, and all such training, licenses, approvals or certifications shall be properly maintained throughout the course of the Study.

1.6	Investigational New Drug Application (“IND”)/lnvestigational Device Exemption (“IDE”). To the extent required to do so by Applicable Law, Institution will obtain and maintain an IND/IDE pursuant to FDA regulations.

1.7	IRB Approval. Institution shall obtain approval of the Study, the Protocol, and an informed consent from the appropriate institutional review board (“IRB”) and shall seek any other approvals required for the Study from applicable safety or review boards or other authorities.

1.8	Informed Consent. Prior to a Study subject’s participation in Study, Institution shall obtain from each Study subject participating in the Study or such Study subject’s legal representative an informed consent, which includes a waiver of medical confidentiality, signed by the Study subject or his or her legal representative, unless such signature is waived by the IRB. Institution shall ensure that such informed consent shall be granted only under circumstances that provide the prospective Study Subject (or his or her legal representative) with reasonable and sufficient opportunity to consider whether or not to participate in the Study and that minimize the possibility of coercion or undue influence. Such written informed consent shall be obtained in compliance with all Applicable Law, standards and guidelines. Institution shall further ensure that each Study subject shall execute an authorization form intended to give the Study subject’s permission to use his or her personal data as necessary to accomplish the goals of the Study.

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1.9	Protocol Ownership and Changes to the Protocol. Company acknowledges that Investigator is the author of the Study Protocol and research design of the Study. The Protocol and research design of the Study is the property of the Institution. Institution shall inform Company of any changes to the Protocol. Protocol changes shall be in writing and will not take effect until approved by the IRB.

1.10	Multi-Center Study. In the event of a multi-center Study, Institution agrees that each site involved in the Study (each a “Study Site” and collectively “Study Sites”) shall enter into a written agreement with Institution regarding its participation in the Study. Institution and Investigator shall be solely responsible for the conduct of the Study at all Study Sites, and shall ensure that the Study Sites comply with the terms and conditions of this Agreement and all Applicable Laws. Upon request by Company, Institution and Investigator shall provide a list of participating sites and any updates thereto. Institution shall prepare the form of the agreement to be used with the Study Sites, which shall afford Company all rights as set forth in this Agreement.

1.11	Provision of Study Drug and Study Supplies. Company shall provide to Institution, without cost, a certain quantity agreed by the parties of Company’s study drug called Aramchol, to conduct the Study pursuant to the Protocol (“Study Drug”), as well as any other compounds, comparator drugs, and/or equipment (collectively, “Study Supplies”) which is agreed by the Company and specified in the Protocol. Company shall also provide Institution with written instructions and prescriptions governing the administration of the Study Drug, and Institution shall maintain proper and complete records concerning the administration of the Study Drug as well as maintain an inventory log regarding the current inventories of the Study Drug and shall verify that such log is completed and updated on an ongoing basis. Institution and the Principal Investigator shall not modify or reverse engineer the Study Drug and will maintain, safeguard and store the Study Drug in a safe and secure manner consistent with ICH GCP and in strict compliance with the Protocol, Applicable Law and the Rules and Regulations, and keep or cause to be kept records of all Study Drug received, used, dispensed, disposed of and/or returned to Company. All Study Supplies, including the Study Drug, provided for the purpose of carrying out the Study may not be used for any other purpose whatsoever. Principal Investigator and Institution are responsible for the security and accountability of all such Study Supplies. Where Company requests, Institution shall store the Study Drug in Institution’s pharmacy (the “Pharmacy”). In such case, the Study Drug shall be stored according to the instructions of Company, in compliance with the Pharmacy’s practice and policy regarding storage of drugs.

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2	Access and Auditing.

2.1	Access to Study Data. Upon prior written request to Institution, at mutually agreeable times during Institution’s regular business hours, and subject to the terms of this Agreement and Applicable Law, Company or its agents may access Institution’s Study data in the form in which it is available, except that direct identifiers of any Study subject, including, but not limited to. Study subject’s name, birth date, street address, telephone, social security or health plan beneficiary numbers (“Direct Identifiers”) shall not be made available to Company. In the event Study data contains Direct Identifiers, such Direct Identifiers shall be redacted. Company shall be responsible for all costs to Institution for making such Study data available, including any costs associated with redaction.

2.2	Compliance with HIPAA and CMIA. The Parties shall comply with all Applicable Laws governing patient privacy and confidentiality of health information, including without limitation the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and its implementing regulations, and the State of California Confidentiality of Medical Information Act (“CMIA”). The Parties shall take all actions necessary to comply with such laws and regulations, including agreeing to amend this Agreement as necessary for compliance.

Adverse Event Reporting. Institution is solely responsible for reporting adverse events in the course of a Study in accordance with Applicable Law and the Protocol to the FDA or other regulatory authorities. Institution shall provide Company with a copy of any adverse event reports as they are submitted to the FDA or other authority. In the event of a Serious Adverse Event, Institution and the Study Staff will immediately take all measures at their disposal to evaluate the risk to the other Study subjects and will agree on which measures to take in order to mitigate that risk.

2.3	Debarment. Institution certifies that it will not knowingly use the services of any Study Staff to perform services in connection with the Study who is (i) debarred, disqualified or banned from conducting clinical studies under the Generic Drug Enforcement Act of 1992, as amended, or (ii) excluded, debarred or suspended from participation in, or is otherwise ineligible to participate in, any federal health care program or federal procurement or non-procurement program. Institution further certifies that neither it, or the Principal Investigator nor any person or entity it utilizes to perform services pursuant to this Agreement, has been convicted of a criminal offense that falls within the ambit of 42 U.S.C. § 1320a-7(a) or is otherwise related to the provision of healthcare items or services. Institution agrees to inform Company as soon as practicable in writing of any change to this certification.

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2.4	Information and Regulatory Authority Audits. Each of Institution and Company shall notify and provide the other with copies of any inquiries, correspondence or communications to or from any governmental or regulatory authority related to the Study at Institution as soon as practicable after their receipt. In addition, if any governmental or regulatory authority: (i) contacts Institution or the Principal Investigator with respect to the Study; (ii) conducts, or gives notice of its intent to conduct, an inspection at Institution; or (iii) takes, or gives notice of its intent to take, any other regulatory action with respect to any activity of Institution or Principal Investigator which could reasonably be expected to impact any data or clinical activity under the Study; the Principal Investigator must promptly notify the Company of the contact or notice. The Principal Investigator shall provide the Company with copies of all information and documentation applicable to the Study issued by any governmental or regulatory authority and any proposed response. The Company will have the right to review and comment in advance on any responses, which pertain to the Study Drug. Furthermore, Institution and Principal Investigator shall provide the Company within two weeks following the inspection a written report of the inspection, noting with specificity each Study-related record or document provided to or reviewed by the regulatory authority. The Parties shall use reasonable efforts to properly address and will cure any and all non-compliance issues. Institution and the Principal Investigator will consult with and inform the Company of the actions taken and the responses provided to any report or correspondence issued by any governmental authority which could reasonably be expected to impact the Study Drug.

3.	Compensation

Company shall make payments to Institution in accordance with the payment schedule attached hereto as Exhibit B (“the Payment Schedule”) and the budget attached hereto as Exhibit C (“Budget”). All payments shall be provided to Institution within 30 days of the end of the calendar month during which Institution’s invoice is received by Company. Company shall also make payments to Institution in accordance with Section 7 of this Agreement. The Parties agree that all such payments made by Company to Institution reflect fair market value for the research performed hereunder.

4.	Ownership of Data and Intellectual Property

4.1	Study Data. All rights, title and interest in Study data shall be the sole and exclusive property of the Institution. Company shall have the right to use in its sole discretion, for any legal purpose consistent with the informed consents, including publication and regulatory filings, any Study data provided to Company, at Company’s request. Company shall own the completed Case Report Forms (CRFs) and the data therein that is provided to Company by Institution, Institutions shall maintain the original CRFs for regulatory compliance and any other Institution required purpose consistent with Institution policies.

4.2	Final Report. Within 60 days following completion of the Study, Institution shall provide Company with a final report of the research results of the Study. Company shall have the unlimited right to use, copy and disseminate the final report for any legal purpose. The Principal Investigator shall prepare and maintain, both during and following the performance of the Study, current, complete and accurate written records, accounts, notes, reports and data of the Study, including CRFs, in accordance with the Protocol. Such materials and data shall be maintained in accordance with Section 5 below.

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4.3	Study Inventions. Institution shall own all patentable inventions and discoveries conceived and reduced to practice in the direct performance of the Study (“Study Inventions”). Institution shall promptly disclose such Study Inventions to Company.

4.4	Grant of License and Option to License. To the extent legally able, Institution agrees to grant to Company a non-exclusive, worldwide, royalty-free, fully paid up, transferrable and sublicensable (including through multiple chains) license to use, import, export, have made, make, commercialize or sell Institution’s interest in all Study Inventions and Institution’s Confidential Information as required to exploit the Study Inventions. Also, to the extent legally able, Institution shall grant Company a time-limited first right to negotiate an exclusive, worldwide license to Institution’s rights in any Study Invention on commercially reasonable terms and conditions agreed between the Parties in advance and in good faith. Company will advise Institution in writing within ninety (90) days of Institution’s written notification to the Company of a disclosure of Study Invention whether or not it wishes to secure an exclusive commercial license (“Election Period”). Company shall have one hundred and eighty (180) days from the date of election to enter into a license agreement with Institution (“Negotiation Period”). In the event it is necessary in the opinion of the Institution to file a patent application to protect a Study Invention during the Negotiation Period in geographies agreed between the parties, Company will reimburse Institution for reasonable incurred patent costs during such period.

4.5	No Rights to Other Proprietary Interests. Nothing contained in this Agreement shall be deemed to grant either directly or by implication, estoppel, or otherwise, any rights under any patents, patent applications or other proprietary interests, whether dominant or subordinate, or any other invention, discovery or improvement of either party, other than the specific rights covering Study Inventions under this Agreement.

5.	Confidentiality

5.1	Institution Confidential Information. Institution shall only disclose confidential information necessary for Company’s support of the Study. “Institution Confidential Information” shall mean and include all data and other information which are disclosed by the Institution to Company, for the purposes of conducting Study which is marked as “Confidential” at the time of disclosure, or (i) in the case of oral disclosures, identified at the time of such oral disclosure as confidential and reduced to writing and marked as “Confidential” within thirty (30) days of oral disclosure; (ii) if not marked, regarded as confidential if a reasonable person in the relevant field would consider such information to be the Institution’s confidential information given its content and the circumstances of the disclosure. Institution Confidential Information shall not include information to the extent that it: (i) is, or later becomes publicly known other than through a breach of this Agreement by the Company, its employees, or its agents; (ii) is lawfully made available to the Company, its employees or its agents, by a third party that Company reasonably believes owes no obligation of confidentiality to the Institution; or (iii) was already known to or is independently developed by the Company, its employees, or its agents. During the term of this Agreement and for a period of five (5) years after its expiration or earlier termination, the Company shall maintain the confidentiality of the institution Confidential Information and may not transfer or disclose Institution Confidential Information to any third party without the Institution’s prior written consent other than as required by Applicable Law or as permitted pursuant to the terms of this Agreement.

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5.2	Company Confidential Information. Company shall only disclose confidential information necessary for Institution’s performance of the Study. “Company Confidential Information” shall mean and include all data and other information which are disclosed by the Company to Institution for the purposes of conducting Study or related to the Study Drug which is marked as “Confidential” at the time of disclosure, or (i) in the case of oral disclosures, identified at the time of such oral disclosure as confidential and reduced to writing and marked as “Confidential” within thirty (30) days of oral disclosure; (ii) if not marked, regarded as confidential if a reasonable person in the relevant field would consider such information to be the Company’s confidential information given its content and the circumstances of the disclosure. Company Confidential Information shall not include information to the extent that it: (i) is, or later becomes publicly known other than through a breach of this Agreement by the Institution, its employees, or its agents, including the Principal Investigator; (ii) is lawfully made available to the Institution, its employees or its agents, including Principal Investigator, by a third party that Institution reasonably believes owes no obligation of confidentiality to the Company; or (iii) was already known to or is independently developed by the Institution, its employees, or its agents, including Principal Investigator without reference to or use of the Company Confidential Information. During the term of this Agreement and for a period of five (5) years after its expiration or earlier termination, the Institution shall maintain the confidentiality of the Company Confidential Information and may not transfer or disclose Company Confidential Information to any third party without the Company’s prior written consent other than as required by Applicable Law or as permitted pursuant to the terms of this Agreement.

5.3	Permitted Uses and Disclosures of a Disclosing Party’s Confidential Information. “Disclosing Party” as used herein means, with respect to Institution Confidential Information or Company Confidential Information, the Party who owns or otherwise controls such confidential information, and has disclosed such confidential information under this Agreement. A Disclosing Party’s confidential information may be used by the Party receiving such confidential information (“Receiving Party”) to the extent that it: (i) is disclosed for the purpose of performing the Study or exercising such Party’s rights under this Agreement, provided that the Receiving Party has obligated its employees and agents to hold such Institution Confidential Information or Company Confidential Information in confidence at least to the same degree of care as the Receiving Party uses to protect its own confidential information hereunder; or (ii) is disclosed to medical professionals in order to provide reasonable and necessary medical care to a Study subject, provided that the Receiving Party advises such medical care provider(s) of the need to maintain the confidentiality of such Institution Confidential Information or Company Confidential Information.

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5.4	Required Disclosures of Institution Confidential Information and Company Confidential Information. Notwithstanding any provisions of this Agreement, the Receiving Party may disclose Institution Confidential Information or Company Confidential Information which it is required by governmental order, subpoena or Applicable Law to disclose. The Receiving Party agrees to cooperate with any reasonable effort of the Disclosing Party to challenge a court-ordered, open records, or similar required disclosure; provided, however, that, with respect to an open records disclosure, the Receiving Party independently has determined that the information the Disclosing Party seeks to protect is exempted from disclosure under Applicable Law.

5.5	Return of Confidential Information. At any time and upon the Disclosing Party’s advance written request, the Receiving Party shall return to the Disclosing Party promptly, or destroy, any and all Institution Confidential Information or Company Confidential Information and all copies thereof, furnished to the Receiving Party under this Agreement; provided, however, that the Receiving Party may retain one copy in a secure location for purposes of compliance with this Agreement and Applicable Law, subject to continuing confidentiality obligations. The Receiving Party shall not be required to delete or destroy any electronic back-up tapes or other electronic back-up files that have been created solely by the automatic or routine archiving and back-up procedures of the Receiving Party, to the extent created and retained in a manner consistent with its or their standard archiving and back-up procedures.

5.6	Accessibility of Institution Records. Institution, as an instrumentality of the State of California, is subject to certain state regulations and resolutions regarding access to Institution’s records, including the requirement that Institution make available the terms and conditions of contracts. The actual contract agreement must be released upon request, although portions of the document may be withheld when redaction meets one of the legal exemptions under the California Public Records Act. As such, the general terms and conditions of this Agreement will be released to the public upon request. To the extent disclosure of other records, including the Protocol, terms of compensation and related documents, is requested, Institution will notify Company and work with Company to redact material which can be withheld from disclosure, to the extent permitted by law and at Company’s request and expense. Furthermore, for the avoidance of doubt, Institution maintains a publicly accessible listing of all proposals and awards. The listing includes the name of the campus, sponsor, award amount, begin and end dates, principal investigator and co-investigator’s name, project type, award instrument, indirect cost rate, account and fund number, department and academic discipline.

5.7	Use of Name. Neither party shall use the name, logo, mark or image of the other party in any publicity or advertising without the other party’s written approval. California Education Code Section 92000 prohibits use of Institution’s names to suggest that Institution endorses a product or service.

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6.	Publication

6.1	Right of Publication. Institution may freely publish and disseminate the results of the Study, or otherwise publish or submit for publication an article, manuscript, abstract, report, poster, presentation, or other material containing or dealing with results of the Study (“Publication”), only after coordinating the Publication in advance with the Company in writing, and provided that to the extent appropriate Institution shall include a credit to the Company, its research and investors.

6.2	Review Period of Publications. Institution shall send Company a copy of any proposed Publication sixty (60) days prior to submission for Publication (“Review Period”). Company may comment upon, but may not make any editorial changes to the proposed Publication, and any such comments shall be considered in good faith by the Institution. Upon Company’s timely written request prior to submission to Publication, Institution shall delete any Company Confidential Information in the proposed Publication. At the Company’s request, Institution shall delay Publication for an additional sixty (60) days in order to protect the potential patentability of an invention described therein.

6.3	Company’s Right of Publication. For avoidance of doubt, it is clarified that Company may freely publish and disseminate the data generated in the performance of, and results of, the Study, or otherwise publish or submit for publication an article, manuscript, abstract, report, poster, presentation, or other material containing or dealing with results of the Study and will, as appropriate, seek Institution review of any publication or dissemination under this paragraph if Institution generated the data or results being published. Additionally, Institution will be provided credit, consistent with scientific custom, for its contributions.

6.4	Registration of Study. Institution shall register and report the results of the Study in accordance with the International Committee of Medical Journal Editors (ICMJE) clinical trial requirements for publication and as required under Applicable Law.

7.	Indemnification, Subject Injury and Insurance

7.1	Institution Indemnification. To the extent permitted by law, Institution shall defend, indemnify and hold harmless Company, its directors, officers, agents and employees (“Company Indemnitees”) from and against any and all claims, liabilities, expenses (including reasonable attorneys’ fees), actions or demands that may be made or instituted against any of them by reason of injury (including death) to any person, or damage to property, arising out of or in connection with the Study (“Claims”) except to the extent caused solely by the gross negligence or willful misconduct of Company. Company shall promptly notify Institution in writing after receipt by Company of any Claim subject to this Section.

7.2	Management of Indemnification. Institution shall have the right to manage the defense and settlement of any Claim, provided however, that the Institution shall not admit any liability or wrongdoing on the part of the Company or indemnitees, or settle any Claim which would involve such an admission, without the prior written consent of the Company, which consent will not be unreasonably withheld. The Company shall reasonably cooperate with the Institution regarding any such Claims, at the Institution’s expense. Subject to the foregoing, Company may participate in any such Claims at its/his/her own cost and expense.

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7.3	Subject Injury and Reimbursement for Subject Injury. Institution shall provide medical treatment to subjects injured as a result of their participation in the Study. Subjects will be advised in the informed consent that if they are injured as a direct result of participation in the Study, the University of California will provide any medical care they need to treat those injuries. The Company shall not be required to make any reimbursement in any event.

7.4	Insurance. The Institution shall have sufficient liability, professional indemnity and clinical trial insurance and other adequate forms of protection to satisfy all the obligations set forth in this Agreement, including without limitation with respect to Study subjects and any injury thereto. Institution shall secure and maintain in full force and effect through the performance of the Study (and following termination of the Study to cover any claims arising from the Study) self - insurance coverage for: (i) medical professional and/or medical malpractice liability; (ii) general liability; and (iii) workmen’s compensation, each such insurance coverage in amounts appropriate to the conduct of Institution’s and Principal Investigator’s business activities and the services contemplated by the Study. The amount of such insurance coverage shall not be construed as creating a limit on any obligations assumed herein. The insurance policy shall include the Company as additional named insured. The insurance will be regarded as primary insurance and not contributory. Institution shall present the Company with appropriate insurance confirmation prior to the commencement of the Study.

7.5	No party hereto shall be responsible or liable with respect to any subject matter of this Agreement under any contract, negligence, strict liability or other theory for any indirect, incidental, special or consequential damages including but not limited to loss of revenues and loss of profits.

8.	Term and Termination

8.1	Term. This Agreement shall take effect on the Effective Date and shall continue until the earlier of: (i) completion of the Study and submission to the Company of a final report summarizing the results of the Study pursuant to this Agreement; or (ii) until Study is sooner terminated or suspended as provided for in this Agreement and pursuant to the Protocol.

8.2	Termination. Either Party may terminate this Agreement: (i) upon thirty (30) days prior written notice to the other Party, in its sole discretion; or (ii) upon written notice to the other Party, if the terminating Party determines that termination of the Study is necessary for the safety of the Study subjects.

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8.3	Termination for Material Breach. Either Party may terminate this Agreement upon written notice to the other Party if the other Party materially breaches this Agreement and the breaching Party fails to cure the breach within thirty (30) days after receipt of written notice of the breach from the other Party.

8.4	Early Termination Procedures. If this Agreement is terminated before completion of the Study, the Parties shall negotiate in good faith on the phase-out for Study subjects and subsequent treatment of Study subjects. In the event such early termination occurs, which is not due to a breach of this Agreement by Institution and/or Principal Investigator or their bankruptcy/insolvency, and/or is not terminated by Institution for convenience, Company shall reimburse the Institution for (i) obligations incurred in accordance with the Study budget that cannot be cancelled or mitigated by Institution using reasonable efforts; (ii) reasonable costs incurred in connection with the safe withdrawal of Study subjects; and (iii) any other post-termination expenses mutually agreed to by the Parties.

8.5	Return of Property. Within thirty (30) days following the expiration or earlier termination of this Agreement: (a) the Institution shall return to the Company, at Company’s sole and reasonable expense (i) any remaining Study Supplies (except as required by Applicable Law); (ii) any equipment on loan or lease from the Company; and (iii) subject to the terms of Section 5 of this Agreement, any copies of Company Confidential Information provided by the Company that are in the possession of or are under the control of the Institution; (b) the Company shall return to the Institution, at Institution’s sole and reasonable expense, subject to the terms of Section 5 of this Agreement, any copies of Institution Confidential Information provided by Institution that are in the possession of or are under the control of the Company.

8.6	Survival. The following provisions shall survive expiration or termination of this Agreement: Sections 1.2,1.3,1.4, 2.1, 3, 4, 5, 6, 7, 8.4, 8.5, 8.6 and 9.

8A. Warranties

It is understood that the Study Drug and any other materials provided are investigational in nature. COMPANY MAKES NO WARRANTIES, EXPRESS OR IMPLIED, INCLUDING AND WITHOUT LIMITATION ANY OF THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT, REGARDING THE STUDY DRUG. ADDITIONALLY, COMPANY MAKES NO REPRESENTATION OF ANY KIND, EXPRESS OR IMPLIED, REGARDING THE SAFETY OR EFFICACY OF THE STUDY DRUG.

9.	Miscellaneous

9.1	Independent Contractor. All research performed by Institution, Principal Investigator and any Study Staff pursuant to this Agreement shall be performed as an independent contractor. The relationship between the Parties does not constitute a partnership, joint venture, or agency. Neither Party shall have the authority to bind the other Party without that other Party’s express and written consent.

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9.2	Remedies and Waiver. The remedies provided in this Agreement are not exclusive and the Party suffering from breach or default of this Agreement may pursue all other remedies, both legal and equitable. No express or implied waiver by a Party of any breach or default will be construed as a waiver of a future or subsequent breach or default. The failure or delay of any Party in exercising any of its rights under this Agreement will not constitute a waiver of any such right, and any single or partial exercise of any particular right by any Party will not exhaust the same or constitute a waiver of any other right provided in this Agreement.

9.3	Assignment. Neither Party may assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other Party, except that Company may assign this Agreement to a third party in connection with a merger or sale of all or substantially all of its assets relating to the Study Drug, and Company may delegate its obligations or assign its rights under this Agreement to a contractor, provided that Company remains liable for the performance of all delegated obligations and written notice is provided to Institution. Any unauthorized attempted assignment shall be null and void and of no force or effect.

9.4	Governing Law. This Agreement is governed by the laws of the State of California without regard to its conflict of law provisions.

9.5	No Implied Right or License. No implied right or license is granted under this Agreement by either Party except those specifically set forth herein. Nothing contained in this Agreement shall impose an obligation of exclusivity on one Party to the other Party.

9.6	Severability. If any provision of this Agreement is held to be unenforceable for any reason, that unenforceability shall not affect the enforceability of any other provision of this Agreement. The Parties shall negotiate in good faith to substitute an enforceable provision with similar terms.

9.7	Entire Agreement. This Agreement, and any Exhibits thereto, constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings relating to its subject matter. This Agreement, and any Exhibits thereto, may not be altered, modified or waived in whole or part except in writing signed by duly authorized representatives of both Parties. In the event of a conflict between the provisions of this Agreement and Exhibit A or other Study document, the provisions of this Agreement will govern.

9.8	Counterparts. This Agreement may be executed in counterparts, via facsimile or .pdf file and each of which shall be deemed to be an original, but all of which constitute one instrument.

9.9	Force Maieure. If either Party’s performance of this Agreement or Study is prevented, restricted or delayed, either totally or in part, for reasons beyond the affected Party’s reasonable control and is not due to the action or inaction of such Party, the affected Party will, upon giving notice to the other Party, be excused from such performance to the extent of such prevention, restriction or delay; provided, that the affected Party will use reasonable efforts to avoid or remove such causes of non-performance and will continue its performance whenever such causes are removed. For purposes of this Section, a lack of funds shall not be considered a cause beyond the reasonable control of the Parties.

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9.10	Order of Precedence. The terms of this Agreement and the Protocol shall take precedence over other documentation, including but not limited to the Informed Consent in the interpretation and resolution of disputes concerning this Study. In the event that there is a conflict between the terms of the Protocol and the terms of this Agreement, the terms of this Agreement will govern with respect to legal contract terms, but the Protocol will govern with respect to the scientific/clinical conduct of the Study.

9.11	Notices. All notices required or permitted hereunder must be in writing, and will be deemed to be effective only when delivered personally or transmitted by email or facsimile, or sent by certified or registered mail, postage prepaid, return receipt requested, and addressed to the address set out above, with the following additional information:

To the Institution:

UCSD OCGA

Attn: Contract Officer

Torrey Pines Center North

9500 Gilman Drive #0934

La Jolla, CA 92093-0934

With a codv to the Principal Investigator:

Contact person:	Dr. Rohit Loomba

Associate Professor of Clinical Medicine

Fax number:	(858) 534-0280

E-mail:	roloomba@ucsd.edu

To the Company:

Contact person:	Allen Baharaff, CEO

Fax number:	+972-3-693-8447

E-mail:	ab@galmedpharma.com

or at such other address, facsimile number or e-mail as a Party shall have given a written notice of pursuant hereto. Notices shall be deemed properly and effectively served two (or five if sent by airmail) working days after posting and on the first business day (at the receiving end) following transmission, if transmitted by hand, email or facsimile.

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In witness whereof, the Parties have caused this Agreement to be executed by their duly authorized representatives.

COMPANY

By:	/s/ Allen Baharaff	By:	/s/ Maya Halpern

Print Name:	Allen Baharaff	Print Name:	Maya Halpern

Title:	CEO	Title:	CMO

Date:	2/8/2015	Date:	2/8/2015

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

By:	/s/ Rachel sievert

Print Name:	Rachel Sievert

Title:	Contract Officer

Date:	2/5/2015

WHILE NOT A PARTY TO THIS AGREEMENT I HAVE READ THE AGREEMENT AND ACKNOWLEDGE MY RESPONSIBILITIES AS THE PRINCIPAL INVESTIGATOR:

/s/ Rohit Loomba

Name: Dr. Rohit Loomba

Title: Principal Investigator

Enclosures:	Exhibit A: Protocol

Exhibit B: Payment Schedule

Exhibit C: Budget

14

Exhibit A

[Protocol]

15

CLINICAL RESEARCH PROTOCOL

UNIVERSITY OF CALIFORNIA SAN DIEGO

DEPARMENT OF MEDICINE

DIVISION OF GASTROENTEROLOGY

DATE: February 4, 2015	CLINICAL PROTOCOL NO:
IND NO:

TITLE: Aramchol versus placebo in the treatment of HIV-associated nonalcoholic fatty liver disease and lipodystrophy: A randomized, double-blinded, allocation-concealed, placebo-controlled clinical trial

ABBREVIATED TITLE: Aramchol for HIV-associated nonalcoholic fatty liver disease and lipodystrophy

IDENTIFYING WORDS: Aramchol, HIV, Lipodystrophy, Nonalcoholic fatty liver disease, Obesity, Fatty Liver, Cirrhosis

PRINCIPAL INVESTIGATOR:

Rohit Loomba, MD, MHSc

ASSOCIATE INVESTIGATORS:

Ahilan Arulanandan, MD

Irine Vodkin, MD

Lisa Richards, NP

Claude Sirlin, MD

ESTIMATED DURATION OF STUDY: 16 WEEKS

NUMBER AND TYPE OF PATIENTS: Up to 50 patients with HIV, ages above 18 years, both male and female who have NAFLD.

SUBJECTS OF STUDY:	Number	Sex	Age Range

Patients	50	Male & Female	Above 18 years
Volunteers	None

PROJECT USES IONIZING RADIATION: No

PROJECT USES “DURABLE POWER OF ATTORNEY”: No

OFF-SITE PROJECT: No

MULTI-INSTITUTIONAL PROJECT: No

Abstract

One in every three adult Americans is afflicted by nonalcoholic fatty liver disease (NAFLD). NAFLD represents a spectrum of diseases ranging from simple steatosis to nonalcoholic steatohepatitis (NASH), the progressive form of liver disease that can lead to cirrhosis and liver-related mortality in persons who drink little or no alcohol. NASH represents the more severe end of this spectrum and is characterized by steatosis, ballooning degeneration and lobular inflammation with or without fibrosis. NASH can progress to hepatocellular carcinoma and liver-related death. The etiology of NASH is not completely understood, but it is often associated with obesity, type 2 diabetes, hyperlipidemia and insulin resistance. Lipotoxicity, insulin resistance and oxidative stress appear to be central to the pathogenesis of NASH. Currently, there is no FDA approved treatment for NAFLD or NASH, although weight loss and exercise have demonstrated some benefit.

Among patients with human immunodeficiency virus (HIV) infection, liver disease is among the leading causes of death. Progression of liver disease in HIV is linked to metabolic derangements associated with hepatic steatosis. Till date there are no therapies for the treatment of HIV-associated NAFLD and this area remains understudied with paucity of clinical trials. Recent studies have shown that Aramchol, a fatty acid-bile acid conjugate, may improve serum alanine (ALT) and aspartate (AST) aminotransferase levels and liver fat content on magnetic resonance spectroscopy (MRS) in Israeli patients with primary NAFLD. Aramchol inhibits stearoyl coenzyme A desaturase 1 (SCD1) activity, a key enzyme in fatty acid synthesis. This inhibition may lead to increase in fatty acid oxidation and reduce hepatic steatosis. In addition, it activates cholesterol efflux by stimulating adenosine triphosphate-binding cassette transporter Al, a pan-cellular cholesterol export pump, and thereby, reducing hepatic steatosis and reducing atherosclerosis.

Aramchol has not been studied in HIV-associated NAFLD. In this study, we propose to treat 50 patients with HIV and NAFLD with either Aramchol or placebo for 16 weeks. After an initial evaluation for magnetic resonance imaging (MRI) liver fat distribution and dual energy x-ray absorptiometry (DEXA) whole body fat, patients will receive either 600 mg/day of Aramchol or placebo. Patients will be monitored at regular intervals for symptoms of liver disease, side effects of Aramchol and serum biochemical and metabolic indices. After 16 weeks, patients will have a repeat medical evaluation, liver MRI, and DEXA scan. Pre and post treatment MRI-derived liver fat content and total body fat via DEXA will be compared. The primary end point of successful therapy will be improvement in hepatic steatosis measured by MRI. Secondary end points will be improvement in total body fat, metabolic profile, and liver biochemistry.

Background

Nonalcoholic fatty liver disease is the most common cause of chronic liver disease in the United States and it affects almost 30% of adults in Western countries.1-3 With climbing obesity rates and more sedentary patient populations, the prevalence of NAFLD is increasing worldwide and is becoming the predominant cause of chronic liver disease in parts of the world.4 NAFLD represents a spectrum of diseases ranging from simple steatosis to nonalcoholic steatohepatitis (NASH), the progressive form of fatty liver disease that can lead to cirrhosis and liver-related mortality in persons who drink little or no alcohol. NASH represents the more severe end of this spectrum and is characterized by steatosis, ballooning degeneration and lobular inflammation with or without fibrosis.5 Long-term risks of NASH include cirrhosis, hepatocellular carcinoma and end stage liver disease requiring liver transplantation.6, 7

The majority of patients with NAFLD are asymptomatic. Clinical history, laboratory and radiological investigations are useful in excluding other causes of liver disease but do not permit an accurate diagnosis of NAFLD8. The diagnosis is usually suspected in a patient with elevated serum alanine aminotransferase (ALT) who drinks no or minimal amounts of alcohol, who has evidence of increased fat in the liver by ultrasound, CT scan or MRI, and who tests negative for the common causes of chronic liver disease. Liver biopsy is the gold standard for the accurate diagnosis of NAFLD, but inherent risks of biopsy such as pain, bleeding, and bacteremia make interval biopsies impractical in the management of this disease.

Recently, innovative imaging tools have demonstrated potential to change how we study and monitor liver disease.9, 10 An advanced magnetic resonance imaging based biomarker, the proton-density fat fraction (MRI-PDFF), has been validated as a precise and accurate method of quantifying liver fat in NAFLD.11-15 This provides a unique opportunity to research the progression and treatment of NAFLD without invasive procedures.

A subset of patients with NAFLD that have not been extensively studied are those infected with human immunodeficiency virus (HIV). Among patients with HIV infection, liver disease is one of the leading causes of death.16 Progression of liver disease in HIV is linked to metabolic derangements associated with hepatic steatosis. Till date there are no therapies for the treatment of HIV-associated NAFLD and this area remains understudied with paucity of clinical trials.

Medical Therapy for NAFLD in HIV patients:

Currently, there is no FDA approved treatment for NAFLD or NASH. Additionally, there have been no significant clinical trials for HIV patients with NAFLD and there are no approved treatment options. Current treatments for NAFLD are limited to weight loss and exercise, but this is often difficult to adhere to for many patients. Therapeutic agents are being investigated but the trials thus far including ursodeoxycholic acid, metformin, clofibrate, betaine, N-acetylcystine, atorvastatin, and orlistat have demonstrated very limited benefit. Pioglitazone has been shown to be somewhat beneficial reducing liver fat but weight gain due to increased adiposity is harmful in the long run. Additionally, none of these trials were for HIV-infected patients. Further therapies for NAFLD and NASH are still under investigation.

Aramchol:

Aramchol, also known as arachidyl amido cholanoic acid, is a fatty acid bile acid conjugate (FABAC) that was created by conjugating 2 natural components, cholic acid and arachidic acid, through a stable amide bond. Aramchol inhibits stearoyl coenzyme A desaturase 1 (SCD1), a key enzyme in fatty acid synthesis. SCD1 is an endoplasmic reticulum enzyme that catalyzes the rate-limiting step in the biosynthesis of monounsaturated fatty acids from saturated fatty acids. Inhibiting SCD1 decreases synthesis and increases beta-oxidation of fatty acids, causing decreased storage of fatty acids. SCD1 has been demonstrated to be tightly associated with control of lipid homeostasis and body weight regulation. Within in vitro models, Aramchol has demonstrated significant (70% to 83%) inhibition of the SCD1 activity.17 Additionally, Aramchol increases cholesterol efflux by stimulating the adenosine triphosphate-binding cassette transporter A1. This has demonstrated an anti-atherogenic effect in animal models with increased fecal sterol output and decreased plasma cholesterol levels in mice.18

Aramchol and the liver:

The three proposed mechanisms of Aramchol’s effects on liver fat are 1) reducing de novo fatty acid synthesis, 2) reducing SCD1 activity, and 3) increasing beta-oxidation of fatty acids.19 In a 2003 study by Gilat,20 Aramchol significantly reduced hepatic fat content in animals (rats, hamsters, and mice) with a high-fat diet model. These animals gained total weight although they had less fat deposition in their liver, measured histologically, which suggests a redistribution of fat deposition in the body. The authors hypothesized that redistribution of liver fat to adipose tissue was the most likely explanation, but the mechanism was unknown.

However, additional animal studies demonstrated that FABACs have specific metabolic effects as they increase cholesterol efflux from fibroblasts and may not affect the import of dietary fat.21 In addition, preliminary data indicate that Aramchol may increase fatty acid catabolism in the liver by acting as a peroxisome proliferator-activated receptor agonist.22, 23 These studies have proposed possible mechanisms of FABACs but further study of fatty acid and triglyceride synthesis vs. degradation in the liver are needed to identify the in vivo mechanisms of Aramchol.

Effect of Aramchol on NAFLD and total body fat:

A recent study by Safadi24 demonstrated that Aramchol significantly reduced liver fat content, measured by magnetic resonance sprectroscopy (MRS), in 60 Israeli NAFLD patients after 12 weeks of 300mg Aramchol per day. Their trial gave patients either 100mg or 300mg of Aramchol or placebo (3 groups; n = 20/group) once daily for 12 weeks. Their primary finding was that liver fat content decreased by 12.57% (+/- 22.14% standard deviation) in the high dose Aramchol group. There were no serious or drug-related adverse events in the study and the authors proposed that Aramchol might be used for the treatment of fatty liver disease. Aramchol has not yet been studied in HIV-associated NAFLD.

Side effects of Aramchol:

Patient trials with Aramchol are limited to the Safadi study,24 but the clinical trial demonstrated no significant adverse events in the 12-week treatment period for 58 patients that underwent the trial. The few adverse events were mild (abdominal pain, back pain, constipation) and did not cause anyone to drop out of the trial. There were no severe adverse effects. The previous studies on Aramchol were done in animal models.

Hypothesis

It is well known that MRI is superior to CT in qualitative and quantitative assessment of liver fat and may be a more robust measure of changes during therapy25. Using MRI to detect changes in liver fat content, we plan to test the following hypotheses via this randomized-controlled trial.

Hypothesis 1: Aramchol at 600 mg orally daily for 16 weeks is superior to placebo in improving liver fat content assessed by MRI in patients with HIV-associated NAFLD.

Hypothesis 2: Aramchol at 600 mg orally daily for 16 weeks is superior to placebo in improving total body fat content assessed by DEXA in patients with HIV-associated NAFLD.

Specific Aims

We plan to conduct a randomized, double-blinded, placebo-controlled clinical trial to examine the efficacy of Aramchol at 600 mg orally daily versus identical placebo given over 16 weeks to improve HIV-associated hepatic steatosis as measured by a validated and accurate magnetic resonance imaging (MRI)-based technique.

In this study, we propose to randomize up to 50 patients with HIV-associated NAFLD to either Aramchol or placebo for 16 weeks. We plan to enroll a total of 55 patients, expecting some drop outs prior to randomization. After an initial evaluation for insulin sensitivity, liver fat measurement by MRI, and total body fat content by DEXA, patients will be randomized to receive either Aramchol 600 mg or placebo orally for 16 weeks. Patients will be monitored at regular intervals for symptoms of liver disease, side effects of medication, and serum biochemical and metabolic indices. At the end of 16 weeks, patients will have a repeat medical evaluation, liver fat measurement, and total body fat content measurement.

Pre and post treatment liver fat by MRI, ALT/AST, HbAlc, CRP, insulin sensitivity, and DEXA for whole body fat will be compared. The primary end point of successful therapy will be improvement in liver fat by MRI. Secondary end points will be improvement in insulin sensitivity and liver biochemistry. As this is a pilot study, we would also like to look at changes in liver histology if funds permit, which would guide the design of future studies with Aramchol to examine histologic improvement in patients with NAFLD.

Primary objectives:

1.	To examine the efficacy of aramchol 600 mg orally daily versus placebo in improving hepatic steatosis assessed by magnetic resonance imaging in patients with HIV-associated NAFLD

Secondary objectives:

1.	To examine the efficacy of aramchol 600 mg orally daily versus placebo in improving total body fat content assessed by DEXA in patients with HIV-associated NAFLD

2.	To examine the efficacy of aramchol 600 mg orally daily versus placebo in improving serum alanine aminotransferase (ALT) and aspartate aminotransferase (AST) levels in patients with HIV-associated NAFLD

Exploratory objectives:

1.	To examine the efficacy of aramchol in improving imaging-based biomarkers associated with changes in NAFLD

Protocol

This is a randomized, double-blinded, placebo-controlled clinical trial to examine the efficacy of Aramchol at 600 mg orally daily versus identical placebo given over 16 weeks to improve HIV-associated hepatic steatosis as measured by a validated and accurate magnetic resonance imaging (MRI)-based technique. 50 subjects will be randomized, monitored at regular intervals for the 16 weeks, and will be invited to continue participating in the study for an additional 5 years of annual monitoring.

Inclusion criteria

1.	Age at entry at least 18 years.

2.	Serum alanine (ALT) or aspartate (AST) aminotransferase activities that are above the upper limits of normal. 19 or more in women and 30 or more in men.

1.	An MRI-determined fat fraction classification threshold (>5%) will be used to confirm subjects. MR examinations will include four research sequences (three imaging sequences and one single-voxel spectroscopy sequence) that have been developed and refined by Dr. Sirlin, allowing for the measurement of liver fat fraction and newer candidate MR biomarkers for future NAFLD studies. MR examinations will last 20-30 minutes and will be performed without contrast agents. Subjects will be scanned at 1.5T. To assess sequence repeatability, two sequences per subject, block randomized, will be run three times. For MR elastography, MR imaging will be done which will include placing a vibrating paddle over the abdomen while images are obtained. A comprehensive screening questionnaire will be utilized prior to subjects having an MRI. Experienced research MR technologists will perform MR examinations under the supervision of Dr. Sirlin.

3.	History of HIV documented by a previously positive HIV Elisa or PCR.

4.	Written informed consent.

Exclusion criteria

1.	Evidence of another form of liver disease.

a.	Hepatitis B as defined as presence of hepatitis B surface antigen (HBsAg).

b.	Hepatitis C as defined by presence of hepatitis C virus (HCV) RNA in serum.

c.	Autoimmune hepatitis as defined by anti-nuclear antibody (ANA) of 1:160 or greater and liver histology consistent with autoimmune hepatitis or previous response to immunosuppressive therapy.

d.	Autoimmune cholestatic liver disorders as defined by elevation of alkaline phosphatase and anti-mitochondrial antibody of greater than 1:80 or liver histology consistent with primary biliary cirrhosis or elevation of alkaline phosphatase and liver histology consistent with sclerosing cholangitis.

e.	Wilson disease as defined by ceruloplasmin below the limits of normal and liver histology consistent with Wilson disease.

f.	Alpha-1-antitrypsin deficiency as defined by alpha-1-antitrypsin level less than normal and liver histology consistent with alpha-1-antitrypsin deficiency.

g.	Hemochromatosis as defined by presence of 3+ or 4+ stainable iron on liver biopsy and homozygosity for C282Y or compound heterozygosity for C282Y/H63D.

h.	Drug-induced liver disease as defined on the basis of typical exposure and history.

i.	Bile duct obstruction as shown by imaging studies.

2.	History of excess alcohol ingestion, averaging more than 30 gm/day (3 drinks per day) in the previous 10 years, or history of alcohol intake averaging greater than 10 gm/day (1 drink per day or 7 drinks per week) in the previous one year.

3.	Contraindications to MRI:

a.	The subject has any contraindication to MR imaging, such as patients with pacemakers, metallic cardiac valves, magnetic material such as surgical clips, implanted electronic infusion pumps or other conditions that would preclude proximity to a strong magnetic field.

b.	The subject has a history of extreme claustrophobia

c.	The subject cannot fit inside the MR scanner cavity

4.	Decompensated liver disease, Child-Pugh score greater than or equal to 7 points

5.	History of gastrointestinal bypass surgery or ingestion of drugs known to produce hepatic steatosis including corticosteroids, high-dose estrogens, methotrexate, tetracycline or amiodarone in the previous 6 months.

6.	Recent use (within the last 90 days) of medications to treat hepatic steatosis such as pioglotazone (or medications in the same class) or vitamin E.

7.	Use of Aramchol or agents in the same class.

8.	Recent use (within the last 90 days) of insulin as an outpatient for management of diabetes.

9.	HbAlc > 9 or uncontrolled diabetes.

10.	Significant systemic or major illnesses other than liver disease, including congestive heart failure, coronary artery disease, cerebrovascular disease, pulmonary disease with hypoxia, renal failure, organ transplantation, serious psychiatric disease, malignancy that, in the opinion of the investigator would preclude treatment with Aramchol and adequate follow up.

11.	Active substance abuse, such as alcohol, inhaled or injection drugs within the previous one year.

12.	Pregnancy or inability to practice adequate contraception in women of childbearing potential.

13.	Evidence of hepatocellular carcinoma: alpha-fetoprotein levels greater than 200 ng/ml and/or liver mass on imaging study that is suggestive of liver cancer.

14.	Advanced HIV defined as CD4 count of less than 100, and/or life expectancy of less than 2 years.

15.	Any other condition, which, in the opinion of the investigators would impede competence or compliance or possibility hinder completion of the study.

Initial Evaluation

Patients will be initially screened in the UCSD NAFLD research center clinic with history, physical examination, review of outside medical records (including HIV status) and routine blood tests. Alcohol history will be assessed in the medical interview, and the lifetime alcohol consumption will be estimated by standardized questionnaires. All patients will be asked to stop any medication being used for their liver disease, including herbal medications and vitamins. Only those meeting all inclusion criteria and avoiding all exclusion criteria will be invited to participate in the study. After the initial visit, those who meet all eligibility criteria and have no exclusion criteria will undergo more thorough evaluation with liver MRI and DEXA scan for total body fat. Patients with MRI-PDFF > 5% will be invited to participate in the study.

Following an information session during which the primary consent document, a genetic sampling consent document and the UCSD HIPPA forms are reviewed, discussed and signed the following tests and procedures will be done shortly before starting therapy at the UCSD Medical Center, Hillcrest. If they have already been completed elsewhere as part of the patient’s original diagnostic evaluation at the referring clinic they do not need to be repeated.

The following evaluation will be done shortly before starting therapy.

1.	History and physical examination.

2.	Blood tests. These include complete blood count (CBC with differential and platelet count), prothrombin time, alanine aminotransferase (ALT), aspartate aminotransferase (AST), direct and total serum bilirubin, alkaline phosphatase, albumin, total protein, fasting plasma glucose, hemoglobin Alc, , creatinine phosphokinase (CPK), sodium, chloride, potassium, bicarbonate, blood urea nitrogen, creatinine, uric acid, calcium, phosphorus, ferritin, antinuclear antibody, thyroid stimulating hormone (TSH), HBsAg, anti HBs, anti HAV, anti HCV, ceruloplasmin, alpha-1-antitrypsin, fasting insulin, C-reactive protein, Elisa HIV test, CD4 count, CK-18 level.

3.	Routine urinalysis.

4.	Chest x-ray and electrocardiogram will be done if they have not been done in the previous year.

5.	Detailed metabolic characterization

a.	Oral glucose tolerance test (OGTT): after an overnight fast, subjects will be given 75 grams oral glucose solution. Plasma glucose, insulin levels, and free fatty acids will be obtained from blood samples drawn at 0 and 120 minutes after the oral glucose load [26].

b.	Lipid profiles. Levels of fasting triglyceride, total cholesterol, LDL cholesterol, HDL cholesterol, free fatty acid will be obtained after an overnight fast.

6.	Estimation of body fat and fat distribution

a.	Body Mass Index (BMI): For each patient, weight (kg) and height (m) will be recorded with empty bowel and bladder. BMI is calculated by the formula: BMI = weight (kg)/height (m)[2].

b.	A trained investigator will measure waist/hip ratio at the same time as other measures are taken.

c.	DEXA scan for whole body fat

d.	Magnetic resonance imaging (MRI) of the liver: MRI is done to evaluate liver size and estimate liver fat content.

e.	MR Elastography (MRE) of the liver: MRE will be done to evaluate changes in liver stiffness before and after therapy if additional funding is available.

Treatment

After the initial evaluation, patients who continue to fulfill all inclusion criteria will be randomized to receive either Aramchol 600 mg/day (1 tablet) or placebo (1 tablet) orally for a total of 16 weeks. Medication diaries and a count of residual tablets will monitor patient compliance at scheduled visits. Patients will be interviewed and examined by an investigator and have blood draw at weeks 0, 4, 8, and 16 of treatment. In addition, an ARFI ultrasound imaging examination of the abdomen will be performed. At each visit particular attention will be paid to symptoms associated with the possible side effects of Aramchol and patients will complete a standardized symptom scale.

Labs to be checked during the treatment phase include:

i.	Urinalysis will be done with extended blood tests.

ii.	Routine blood tests (Fasting specimens): CD4 counts, Complete metabolic panel (CMP) and protime/INR. In addition, research blood will be taken for cytokine levels and changes in lipid biomarkers.

iii.	Extended blood tests (Fasting specimens): Insulin, plasma glucose, lipid profile (cholesterol, triglyceride, LDL and HDL), free fatty acids (FFA), and creatinephosphokinase (CPK), and glycosylated hemoglobin (HbAlc). In addition, research blood will be taken for cytokine levels and changes in lipid biomarkers.

iv.	Stool and urine sample will be collected for analysis of changes related to the study drug.

Post-Treatment Phase:

At the end of the study, patients will undergo the same evaluation as listed under the initial evaluation as above, following which treatment will be stopped. Repeat MRI of the liver and full body DEXA scan will also be performed at study conclusion. It is not possible to predict the outcome of this study, but if Aramchol appears to have a significant effect on liver fat by MRI and/or total body fat by DEXA, we will likely develop a follow-up protocol to assess long-term therapy with Aramchol in a large multicenter study to examine the efficacy in improving liver histology.

Annual follow up visits:

Patients will be offered annual follow up visits if they choose to attend. At the annual follow up visit, subjects will undergo a detailed history and physical examination. Standardized questionnaires Skinner Lifetime Drinking History in addition to the Alcohol Use Disorders Identification Tests (AUDIT) will be used. A urine pregnancy test will be performed for all women of childbearing age. Women who have had hysterectomies are excluded from pregnancy testing. If the pregnancy test is positive, the patient will not be enrolled in the study. The patient will undergo full body DEXA scan, magnetic resonance elastography, and a magnetic resonance imaging for liver stiffness calculation and hepatic fat fraction, respectively.

Table I. Study design
Week	0	4	8	16
Routine blood tests	X	X	X	X
Serum/plasma	X	X	X	X
Extended blood tests	X		X	X
StooI/urine/DNA	X		X	X
Physical	X		X	X
DEXA	X			X
OGTT	X			X
MRI-PDFF	X			X
MRE*	X			X
Aramchol VS placebo	600mg/d	600mg/d	600mg/d	Stop

*additional funding permitting

Assessment of Response and Statistical Analyses

The primary outcome of this study will be improvement in hepatic steatosis by liver MRI. Statistical analyses will compare liver fat improvement between the treatments versus placebo- arms. It is not possible to predict what the spontaneous or therapeutic response rate will be. Thus, we predict that the spontaneous improvement rate would be zero to less than 1%. The sample size is chosen to avoid exposure of a large number of patients to 16 weeks of therapy and extensive evaluation if the study medication has no effect, but also to avoid missing a reasonably significant beneficial effect. We will require a sample size of 22 patients in each arm to have a power 90% (or higher) with a p of 0.05. We expect that Aramchol therapy group would have at least 6% reduction in liver fat compared to baseline as compared to 1% or less improvement in the placebo group. These estimates are also based upon our recent trial using MRJ-PDFF as an accurate and reproducible marker of hepatic steatosis.12 We expect to enroll up to 55 patients in this study and randomize at least 50 of them to either treatment or placebo arm for a full 16 weeks with follow up evaluations. Clinical trials of experimental medications have had variable dropout rates. Our pilot studies of metformin had less than 9% dropouts, and all remaining patients underwent follow up evaluation and liver biopsy. In the randomized-controlled trial of colesevelam versus placebo, we had a 10% drop rate. Therefore, we expect less than a 10% drop out. Dropouts would be considered non-responders based upon intention to treat analysis. A modified intention to treat analysis will be done in which we will exclude the patients who dropped out before getting the week 16 exit evaluation.

Secondary outcomes will be assessed comparing pre-treatment to 16-weeks outcomes on therapy using parametric or non-parametric tests as indicated. The major secondary outcomes to be evaluated are:

1.	Total body fat via DEXA scan

2.	Serum ALT and AST values.

3.	Lipid profiles.

We will compare the changes in the mean difference in the MRI-PDFF determined fat fraction between the treatment arm and the placebo arm at the co-localized region of interest. A two-tailed t-test would be utilized to compare the differences between the two groups. A two-tailed p- value of less than 0.05 is considered statistically significant. We will also conduct segment-to-segment changes in liver fat before and after treatment. We may perform internal validation by comparing MRI-PDFF with magnetic resonance spectroscopy between the two treatment arms in selected cases.

Hazards and Discomforts

1.     The risks and discomforts of frequent phlebotomy. To document changes in levels of biochemical markers of liver disease and to monitor the metabolic effects and toxicities of Aramchol, frequent blood sampling will be required. Patients will have between 15 to 20 venipunctures during the period of evaluation, therapy and follow up. Each venipuncture will remove 15 to 70 ml of blood. However, no more than 6 ml/kg will be drawn from any one person during a four-week period. Blood collection by venipuncture is associated with mild discomfort, and the possibility of localized bruising, phlebitis, or extravasation. The risk of infection or fainting is extremely small.

2.     The risks and discomforts of HIV testing. Patients will sign a standard consent for HIV testing for this study.

3.     The risks and discomforts of other tests.

a)	MRI of abdomen and liver. Patients will undergo two MRI examinations of the liver during this study. Each session will be completed within 30 minutes. While serial MRI scanning is thought to be safe, the procedure may cause anxiety in some patients since current equipment used at the Clinical Center uses a closed tube. Patients will be offered sedatives such as Valium if they express worry about being in a closed space.

b)	MRE of abdomen and liver. MRE is a type of MR imaging where the images indicate tissue stiffness. MRE imaging involves placing a vibrating paddle over the abdomen while images are being obtained. This is an FDA-approved procedure when used clinically, but is considered to be investigational in this study. These vibrations are generally well tolerated by patients, but the vibrating paddle could be uncomfortable to some subjects. If so, subjects will be instructed to tell the MR technologist if the vibrations become uncomfortable and the MRE part of the examination will be discontinued.

c)	Oral glucose tolerance test (OGTT). There will be two OGTT’s during this protocol, one at the beginning and one after 16 weeks of treatment with Aramchol. The purpose of this test is to assess insulin sensitivity, insulin secretion as well as free fatty acid metabolism. The patients will have an intravenous catheter placed in the arm and be given 75mg of glucose as an oral solution. Subjects occasionally complain of nausea and rarely may vomit and there is a small risk of rebound hypoglycemia. Repeat blood draw will be done at 2 hours. Total amount of blood that will be drawn for glucose and insulin measurements during this test will be 100 to 120 ml. No more than 6 ml/kg of blood will be drawn from any one person during a four-week period.

5. Risks and hazards of Aramchol:

Patient trials with Aramchol are limited to the Safadi study24, but the clinical trial demonstrated no significant adverse events in the 12-week treatment period for 58 patients that underwent the trial. The few adverse events were mild (abdominal pain, back pain, constipation) and did not cause anyone to drop out of the trial. There were no severe adverse effects. The previous studies were done in animal models. Due to the paucity of clinical trials to evaluate side effects of Aramchol, we will encourage patients to notify staff of any adverse reactions and we will monitor patients via physical exams and laboratory testing at regular intervals to ensure patient safety.

Dosage modification and discontinuation of Aramchol:

Patients will be monitored for side effects and the toxicity will be ranked as Grades 1 to 4. We will use the common toxicity criteria (CTC), version 4.0, for scoring adverse events during therapy. Specific scoring of toxicity for the major safety parameters to be followed in this study is shown in Table II. The criteria for grading leukocytes, platelets, prothrombin time, partial thromboplastin time, bilirubin, ALT, and AST are modified slightly from the CTC version 4.0 because these factors are likely to be abnormal before therapy in patients with chronic liver disease. An adverse event is defined as any adverse change from the patient’s baseline (pre-treatment) condition. These include current illness during the course of the study, regardless of the illness being considered unrelated to treatment.

Dose modification of Aramchol: If any grade 2 adverse events (anemia, elevated serum CPK, hypoglycemia, decrease in serum bicarbonate, elevation in liver transaminases, elevation in bilirubin, anorexia, nausea, diarrhea) occur and persist on repeat testing for one week, Aramchol will be reduced from 600 mg daily to 300 mg daily and the patient will be closely monitored. If the adverse event resolves and in retrospect is not believed to be due to Aramchol, the drug will be restarted at the dose of 600 mg daily. If the adverse event recurs or persists for 2 weeks despite this dose reduction, Aramchol will be stopped.

Discontinuation of Aramchol: In this study, discontinuation of Aramchol will be based upon the scoring of adverse events as shown in the table below. Factors that will lead to discontinuation of Aramchol include pregnancy, any one of the grade 3 or 4 adverse events or any adverse event, which, in the opinion of the investigator, places the patient at increased risk. Aramchol will not be restarted unless another cause for the abnormality or symptom is found.

Table II. Scoring of toxicity for dose modification

Adverse events	1	2	3	4	5
Allergic reaction	Transient flushing or rash, drug fever <38 degrees C (<100.4 degrees F): intervention not indicated	Intervention or infusion interruption indicated: responds promptly to symptomatic treatment (e.g., antihistamines, NSAIDS, narcotics): prophylactic medications indicated for <=24 hrs

Prolonged (e.g., not rapidly responsive to symptomatic medication and/or brief interruption of infusion); recurrence of symptoms following initial improvement; hospitalization indicated for clinical sequelae (e.g.. renal impairment, pulmonary infiltrates)

				Life threatening consequences: urgent intervention indicate	Death
Anaphylaxis			Symptomatic	Life-threatening	Death

			bronchospasm, with or without urticaria; parenteral intervention indicated; allergy- related edema/angioedema; hypoten	consequences; urgent intervention indicated
Anorexia	Loss of appetite without alteration in eating habits	Oral intake altered without significant weight loss or malnutrition; oral nutritional supplements indicated	Associated with significant weight loss or malnutrition (e.g., inadequate oral caloric and/or fluid intake); tube feeding or TPN indicated	Life-threatening consequences; urgent intervention indicated	Death
Nausea	Loss of appetite without alteration in eating habits	Oral intake decreased without significant weight loss, dehydration or malnutrition	Inadequate oral caloric or fluid intake; tube feeding, TPN, or hospitalization indicated	-	-
Diarrhea	Increase of <4 stools per day over baseline; mild increase in ostomy output compared to baseline	Increase of 4 - 6 stools per day over baseline; moderate increase in ostomy output compared to baseline	Increase of >=7 stools per day over baseline; incontinence; hospitalization indicated; severe increase in ostomy output compared to baseline; limiting self care ADL	Life-threatening consequences; urgent intervention indicated	Death
Fatigue	Fatigue relieved by rest	Fatigue not relieved by rest; limiting instrumental ADL	Fatigue not relieved by rest, limiting self care ADL	-	-
Anemia	Hemoglobin (Hgb) <LLN - 10.0 g/dL: <LLN - 6.2 mmol/L; <LLN - 100 g/L	Hgb <10.0 - 8.0 g/dL: <6.2 - 4.9 mmol/L; <100-80g/	Hgb <8.0 - 6.5 g/dL; <4.9 - 4.0 mmol/L; <80 - 65 g/L; transfusion indicated	Life-threatening consequences; urgent intervention indicated	Death
Leukocytes (cell/mm3)	3300 to 9600	2500 to 3300	2000 to 2500	1000-2000	<1000
Platelet count per mm3	154,000 to 345,000	70,000 to 150.000	50,000 to 70,000	10,000 to 50.000	<10,000
Prothrombin time	11.8 to 14.7	14.8 to 16	16.1 to 18	>18	-

Activated partial thromboplastin time prolonged	23.4 to 34.5	35.6 to 42	42 to 50	>50	-
Alkaline phosphatase (U/L)	37-116	117-250	401 - 400	401-600	>600
ALT (U/L)	Baseline-<1.5 times baseline	>200 and > 1.5 X baseline	300-400 and > 2 x baseline	401-800 and > 3x baseline	>800
AST (U/L)	Baseline-<1.5 times baseline	>200 and >1.5 X baseline	300-400 and > 2 x baseline	401-800 and > 3x baseline	>800
Total Bilirubin (mg/dL)	0.1 to 1	1.1 to 1.5 and direct bilirubin >0.5	1.5 to 5 and direct bilirubin > 1	5.1 to 10	>10
Albumin (g/dL)	<LLN - 3 g/dL; <LLN - 30 g/L	<3 - 2 g/dL; <30 -20 g/L	<2 g/dL; <20 g/L	Life-threatening consequences; urgent intervention indicated	Death
CPK increased (U/L)	>ULN - 2.5 x ULN	>2.5 x ULN - 5 x ULN	>5 x ULN - 10 x ULN	>10 x ULN	-
Glucose (mg/dL)	<LLN - 55 mg/dL; <LLN - 3.0 mmol/L	<55 - 40 mg/dL; <3.0 - 2.2 mmol/L	<40 - 30 mg/dL; <2.2 -1.7 mmol/L	<30 mg/dL; <1.7 mmol/L; life threatening consequences; seizures	Death
Creatinine (mg/dL)	Creatinine level increase of >0.3 mg/dL; creatinine 1.5 - 2.0 x above baseline	Creatinine 2-3 x above baseline	Creatinine >3 x baseline or >4.0 mg/dL; hospitalization indicated	Life-threatening consequences; dialysis indicate	Death

Table II. Scoring of toxicity for dose modification. Scoring of toxicity from the CTC Version 4.0, with modifications for leukocytes, platelets, prothrombin time, partial thromboplastin time, ALT, AST and bilirubin. Normal ranges for values at UCSD center are used.

Radiation Safety

There are no radiation studies in this protocol.

Data and Safety Monitoring

The principal and research coordinator of this protocol will monitor data and safety regularly at weekly meetings. These meetings are separate from regular clinical rounds and consist of review of all study patients including flow sheets of major safety and efficacy measurements. The rationale for not using an outside data and safety monitoring committee is that this is a small, single center study using a medication that has been associated with few severe side effects. All measurements and tests are well established in clinical medicine. Yearly reports are made to the UCSD IRB regarding safety and efficacy.

Adverse Event Reporting

All serious adverse events will be reported to the UCSD IRB and Galmed Pharmaceuticals within 7 days. Unexpected and related fatal or life-threatening events will be reported within 48 hours and reports will be sent to the FDA, MEDWATCH program (telephone 1-800-FDA-1088; or via the Internet at www.fda.gov/medwatch/index.html and Galmed Pharmaceuticals.

Informed Consents

All consents will be stored in well-marked binders in locked file cabinets located in private offices at UCSD Medical center. Databases with identifying information will be secure as they will be password protected and encrypted. Staff will be trained in HIPPA guidelines and confidentiality issues.

Patient Privacy

All data and study forms will be in secured locations (locked room or cabinet) and access is limited to study personnel. Subject names are not used; instead a name code is assigned upon enrollment. Release of data to persons or organizations outside study personnel will require written consent of the subject.

MRI Findings:

Liver MRI (Fat fraction) sequence does not provide detailed information regarding other organs within the abdomen cavity and is mainly dedicated to the liver. However, if there are any unexpected findings on the liver MRI, we would utilize following protocol to safeguard patient interest. A trained radiologist will read all MRI images. All abnormal findings will be communicated to the PI by the radiologist. Dr. Loomba (PI) is a gastroenterologist and a transplant hepatologist at UCSD who routinely provides consultation and management recommendations to other services regarding abnormal imaging findings. He would clinically correlate the significance of any unexpected MRI findings. These findings will be discussed with the patient by the study investigator and a follow-up plan will be established and documented. If the patient desires, this information will be released to the referring physician or any provider or entity that the patient would like us to send the information. The PI would be available to discuss the findings with the patient or their health care providers and assist in providing adequate follow-up. These abnormal findings would be systematically recorded and reported at yearly renewals and in the final manuscript.

References

1.	Browning JD, Szczepaniak LS, Dobbins R, et al. Prevalence of hepatic steatosis in an urban population in the United States: impact of ethnicity. Hepatology 2004;40:1387-95.
2.	Zelber-Sagi S, Nitzan-Kaluski D, Halpern Z, et al. Prevalence of primary non-alcoholic fatty liver disease in a population-based study and its association with biochemical and anthropometric measures. Liver Int 2006;26:856-63.
3.	Lazo M, Clark JM. The epidemiology of nonalcoholic fatty liver disease: a global perspective. Semin Liver Dis 2008;28:339-50.
4.	Loomba R, Sanyal AJ. The global NAFLD epidemic. Nat Rev Gastroenterol Hepatol 2013;10:686- 90.
5.	Loomba R, Abraham M, Unalp A, et al. Association between diabetes, family history of diabetes, and risk of nonalcoholic steatohepatitis and fibrosis. Hepatology 2012;56:943-51.
6.	Saadeh S, Younossi ZM, Remer EM, et al. The utility of radiological imaging in nonalcoholic fatty liver disease. Gastroenterology 2002;123:745-50.
7.	Kleiner DE, Brunt EM, Van Natta M, et al. Design and validation of a histological scoring system for nonalcoholic fatty liver disease. Hepatology 2005;41:1313-21.
8.	el-Hassan AY, Ibrahim EM, al-Mulhim FA, et al. Fatty infiltration of the liver: analysis of prevalence, radiological and clinical features and influence on patient management. Br J Radiol 1992;65:774-8.
9.	Venkatesh SK, Yin M, Ehman RL. Magnetic resonance elastography of liver: clinical applications. J Comput Assist Tomogr 2013;37:887-96.
10.	Kim D, Kim WR, Talwalkar JA, et al. Advanced fibrosis in nonalcoholic fatty liver disease: noninvasive assessment with MR elastography. Radiology 2013;268:411-9.

11.	Tang A, Tan J, Sun M, et al. Nonalcoholic fatty liver disease: MR imaging of liver proton density fat fraction to assess hepatic steatosis. Radiology 2013;267:422-31.
12.	Noureddin M, Lam J, Peterson MR, et al. Utility of magnetic resonance imaging versus histology for quantifying changes in liver fat in nonalcoholic fatty liver disease trials. Hepatology 2013;58:1930-40.
13.	Johnson BL, Schroeder ME, Wolfson T, et al. Effect of flip angle on the accuracy and repeatability of hepatic proton density fat fraction estimation by complex data-based, Tl-independent, T2*- corrected, spectrum-modeled MRI. J Magn Reson Imaging 2014;39:440-7.
14.	Hines CD, Frydrychowicz A, Hamilton G, et al. T(l) independent, T(2) (*) corrected chemical shift based fat-water separation with multi-peak fat spectral modeling is an accurate and precise measure of hepatic steatosis. J Magn Reson Imaging 2011;33:873-81.
15.	Meisamy S, Hines CD, Hamilton G, et al. Quantification of hepatic steatosis with Tl-independent, T2-corrected MR imaging with spectral modeling of fat: blinded comparison with MR spectroscopy. Radiology 2011;258:767-75.
16.	Weber R, Sabin CA, Friis-Møller N, et al. Liver-related deaths in persons infected with the human immunodeficiency virus: the D:A:D study. Arch Intern Med 2006;166:1632-41.
17.	Dobrzyn A, Ntambi JM. Stearoyl-CoA desaturase as a new drug target for obesity treatment. Obes Rev 2005;6:169-74.
18.	Leikin-Frenkel A, Gonen A, Shaish A, et al. Fatty acid bile acid conjugate inhibits hepatic stearoyl coenzyme A desaturase and is non-atherogenic. Arch Med Res 2010;41:397-404.
19.	Gilat T, Somjen GJ, Mazur Y, et al. Fatty acid bile acid conjugates (FABACs)—new molecules for the prevention of cholesterol crystallisation in bile. Gut 2001;48:75-9.
20.	Konikoff FM, Leikin-Frenkel A, Goldiner I, et al. Biliary and systemic effects of fatty acid bile acid conjugates. Eur J Gastroenterol Hepatol 2003;15:649-55.
21.	Goldiner I, van der Velde AE, Vandenberghe KE, et al. ABCAl-dependent but apoA-l- independent cholesterol efflux mediated by fatty acid-bile acid conjugates (FABACs). Biochem J 2006;396:529-36.
22.	Leikin-Frenkel A, Parini P, Konikoff FM, et al. Hypocholesterolemic effects of fatty acid bile acid conjugates (FABACs) in mice. Arch Biochem Biophys 2008;471:63-71.
23.	Gonen A, Shaish A, Leikin-Frenkel A, et al. Fatty acid bile acid conjugates inhibit atherosclerosis in the C57BL/6 mouse model. Pathobiology 2002;70:215-8.
24.	Safadi R, Konikoff FM, Mahamid M, et al. The Fatty Acid-Bile Acid Conjugate Aramchol Reduces Liver Fat Content in Patients With Nonalcoholic Fatty Liver Disease. Clin Gastroenterol Hepatol 2014.
25.	Reeder SB, Cruite I, Hamilton G, et al. Quantitative assessment of liver fat with magnetic resonance imaging and spectroscopy. J Magn Reson Imaging 2011;34:729-49.
26.	World Health Organization: Diabetes Mellitus: Report of a WHO study Group, Geneva, World Health Organization, 1985.

Exhibit B

Payment Schedule

The Parties agree that this Payment Schedule includes all Study-related costs, as referenced in the Protocol. Institution’s sole payee for all services under this Agreement is The Regents of the University of California.

Protocol Title:	Aramchol Versus Placebo for the Treatment of HIV-associated NAFLD
Principal Investigator:	Dr. Rohit Loomba

Payee Information:

Checks shall be made payable to “The Regents of the University of California” and sent to the following address:

The Regents of the University of California

University of California-San Diego

Cashier’s Office, Mail Code 0009

9500 Gilman Drive

La Jolla, CA 92093-0009

Payment Terms:

•	Initial Payment. Company will make a non-refundable start-up fee payment of US $170,343 within seven (7) days from the date of contract execution.

•	Milestones. Company will pay Institution in accordance with the following milestones:

20% due when first patient randomized

20% due when 50% of patients randomized

20% due when all patients randomized

10% due when the last patient finishes treatment

10% due when the final report is submitted to Galmed

If a Study subject discontinues from the Study for any reason, Company will pay for all payment-eligible Study visits completed by Study subject in accordance with Exhibit C.

•	Tax. Should Institution be liable to pay value added tax (or any similar tax) with respect to any amount payable to it by Company hereunder, Company shall pay Institution the sum of the value added tax imposed on the amount together with the payment thereof, provided that Institution supplies Company with appropriate documentation supporting such payment obligation. Company shall be entitled to withhold any amount due as tax or other compulsory payments that applies or that shall apply to any payment due hereunder, if and to the extent required to do so by law, unless Institution provides Company with the required tax certificates indicating either exemption from such tax withholding or the percent of tax to be withheld.

16

•	Final Payment. Final payment will be based on all work completed in accordance with the Protocol, non-cancelable obligations, if any, and any mutually agreeable costs associated with the phase-out of Study subjects, if any, including any withheld amounts earned for Study subject visits. In the event that the scheduled payments made by Company exceed the amount due hereunder, Institution will promptly refund any such excess to Company.

•	Payment Upon Termination: In the event this Agreement or Study is terminated prior to Institution’s completion of the Study, which is not due to a breach of this Agreement by Institution and/or Principal Investigator or their bankruptcy/insolvency, and/or is not terminated by Institution for convenience, Company shall pay Institution for actual costs incurred in the performance of the Study up to the date of termination.

•	Screen Failures. Company will pay Institution for screening potential Study subjects who are not enrolled in the Study at the rate designated in the Budget, per screened and non-enrolled subject. Institution agrees to use reasonable efforts to select appropriate potential Study subjects to screen.

•	Unscheduled Visits. In accordance with the Protocol for those Study subjects who require a visit outside of the scheduled visits, Institution will be reimbursed at the rate designated in the Budget.

•	Full Remuneration. Neither Institution, nor the Principal Investigator, shall be entitled to any additional compensation and/or remuneration other than as explicitly set forth in this Agreement, including any expenses incurred by any of them in the performance of their tasks pursuant to this Agreement.

17

Exhibit C

[Budget]

18

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST. COPIES OF THIS EXHIBIT CONTAINING THE OMITTED INFORMATION HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE OMITTED PORTIONS OF THIS DOCUMENT ARE MARKED WITH A [***].

UCSD PROPOSAL BUDGET FORM

University of California - San Diego

Cumulative Budget

Cumulative Budget Period:	From	9/1/14	Through	8/31/19

UCSD#	TBD

	Year 1		Year 2		Year 3		Year 4		Year 5		Cumulative
Salaries		[***]		[***]		[***]		[***]		[***]		[***]
Fringe Benefits		34,418		36,101		26,632		1,361		1,455		99,967
Tuition Remission		-		-		-		-		-		-
Consultant(s)		-		-		-		-		-		-
Patient Costs		98,000		98,000		49,000		-		-		245,000
Supplies and Materials		3,000		3,000		3,000		-		-		9,000
Travel		3,000		6,000		6,000		3,000		-		18,000
Subaward(s)		-		-		-		-		-		-
Other Expenses		23,007		19,055		19,629		6,512		2,513		70,716
Total Direct Costs	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]

Total Indirect Costs		$63,061		$63,883		$43,079		$3,748		$1,980		$175,750

Total Costs Requested	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]

Office of Contract and Grant Administration – 11/2018